SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

Homology Medicines, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

438083107

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600With

a copy to:

Jonathan D. Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 438083107	Page 2 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,613,517 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,613,517 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,517 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of shares held by Deerfield Private Design Fund III, L.P.

 SCHEDULE 13D

CUSIP No. 438083107	Page 3 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,613,517
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,613,517
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,613,517
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.98%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 438083107	Page 4 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 625,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 625,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of shares held by Deerfield Partners, L.P.

 SCHEDULE 13D

CUSIP No. 438083107	Page 5 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 625,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 625,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 625,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.67%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 438083107	Page 6 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Healthcare Innovations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,988,518
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,988,518
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,518
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14	TYPE OF REPORTING PERSON PN

 SCHEDULE 13D

CUSIP No. 438083107	Page 7 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt HIF, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,988,518 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,988,518 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,988,518 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.31%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of shares held by Deerfield Healthcare Innovations Fund, L.P.

 SCHEDULE 13D

CUSIP No. 438083107	Page 8 of 18 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,227,035 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,227,035 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,227,035 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.96%
14	TYPE OF REPORTING PERSON PN

(4) Comprised of 2,613,517 shares held by Deerfield Private Design Fund III, L.P., 625,000 shares held by Deerfield Partners, L.P. and 1,988,518 shares held by Deerfield Healthcare Innovations Fund, L.P.

SCHEDULE 13D

CUSIP No. 438083107	Page 9 of 18 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,227,035 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,227,035 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,227,035 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.96%
14	TYPE OF REPORTING PERSON IN

(5) Comprised of 2,613,517 shares held by Deerfield Private Design Fund III, L.P., 625,000 shares held by Deerfield Partners, L.P. and 1,988,518 shares held by Deerfield Healthcare Innovations Fund, L.P.

CUSIP No. 438083107	Page 10 of 18 Pages

This Schedule 13D is filed by (i) Deerfield Mgmt III, L.P. (“Deerfield Mgmt III”), (ii) Deerfield Private Design Fund III, L.P. (“Deerfield Private Design Fund III”), (iii) Deerfield Mgmt, L.P. (“Deerfield Mgmt”), (iv) Deerfield Partners, L.P. (“Deerfield Partners”), (v) Deerfield Healthcare Innovations Fund, L.P. (“Deerfield Healthcare Innovations Fund”), (vi) Deerfield Mgmt HIF, L.P. (“Deerfield Mgmt HIF”), (vii) Deerfield Management Company, L.P. (“Deerfield Management”) and (viii) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt III, Deerfield Private Design Fund III, Deerfield Mgmt, Deerfield Partners, Deerfield Healthcare Innovations Fund, Deerfield Mgmt HIF and Deerfield Management, the “Reporting Persons”), with respect to the common stock of Homology Medicines, Inc. Deerfield Private Design Fund III, Deerfield Partners and Deerfield Healthcare Innovations Fund are collectively referred to herein as the “Funds”).

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Homology Medicines, Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 45 Wiggins Avenue, Bedford, Massachusetts 01730.

Item 2.	Identity and Background.

(a)	This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”) by the Reporting Persons.

(b)	The address of the principal business and/or principal office of the Reporting Persons is 780 Third Avenue, 37th Floor, New York, New York 10017.

(c)	Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management. Deerfield Mgmt III is the general partner of Deerfield Private Design Fund III; Deerfield Mgmt is the general partner of Deerfield Partners; and Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund and Deerfield Management is the investment manager of the Funds. The Funds purchase, hold and sell securities and other investment products. Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(d)	During the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	In September 2013, Deerfield Management voluntarily agreed to settle a Securities and Exchange Commission (“SEC”) inquiry relating to six alleged violations of Rule 105 of Regulation M under the Securities Exchange Act of 1934, as amended, without admitting or denying the SEC’s allegations. The violations allegedly occurred between December 2010 and January 2013. Rule 105 generally prohibits purchasing an equity security in a registered offering if the purchaser sold short the same security during a restricted period (generally defined as five business days before the pricing of the offering). Rule 105’s prohibition applies irrespective of any intent to violate the rule. The settlement involved the payment by Deerfield Management of disgorgement, prejudgment interest and a civil money penalty in the aggregate amount of $1,902,224.

CUSIP No. 438083107	Page 11 of 18 Pages

On August 21, 2017, Deerfield Management voluntarily agreed to settle an SEC administrative proceeding relating to alleged violations of Section 204A of the Investment Advisers Act of 1940 (the “Advisers Act”), without admitting or denying the SEC’s allegations, pursuant to an order under Section 203(e) and 203(k) of the Advisers Act (the “Order”). The Order resolved the SEC’s allegations that Deerfield Management, from 2012 through 2014, violated Section 204A of the Advisers Act by failing to establish, maintain, and enforce policies and procedures reasonably designed to prevent the misuse of material, nonpublic information, particularly taking into consideration the nature of Deerfield Management’s business. The Order alleged that, as part of Deerfield Management’s research in the healthcare sector, Deerfield Management engaged third party consultants and research firms, including firms that specialized in providing “political intelligence” regarding upcoming regulatory and legislative decisions, that Deerfield Management employees based certain trading recommendations on such information, and that hedge funds advised by Deerfield Management then made those trades. The Order required Deerfield Management to cease and desist from committing or causing any violations and any future violations of Section 204A of the Advisers Act, censured Deerfield Management and provided that Deerfield Management would pay disgorgement and interest of $811,695 and a civil money penalty of $3,946,267.

Other than as set forth above in this Item 2(e), during the last five years, none of the Reporting Persons, nor, to the best of each of the Reporting Person’s knowledge, any of the persons listed on Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Partners, Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, Deerfield Mgmt HIF and Deerfield Management is each organized under the laws of the State of Delaware. Flynn is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

Prior to the Company’s April 2, 2018 initial public offering (the “IPO”), Deerfield Healthcare Innovations Fund and Deerfield Private Design Fund III had participated in equity financings involving the Company and had acquired shares of Series A Preferred Stock and Series B Preferred Stock (collectively, the “Preferred Stock”). Specifically, Deerfield Healthcare Innovations Fund acquired 3,521,126 shares of Series A Preferred Stock and 6,944,445 shares of Series B Preferred Stock, and Deerfield Private Design Fund III acquired 3,521,126 shares of Series A Preferred Stock and 6,944,444 shares of Series B Preferred Stock. Deerfield Healthcare Innovations Fund and Deerfield Private Design Fund III paid an aggregate of $12,500,000.80 and $12,499,99.36, respectively, for the Preferred Stock.

CUSIP No. 438083107	Page 12 of 18 Pages

On April 2, 2018, in connection with the closing of the IPO, each share of the Preferred Stock automatically converted into 0.1900057 shares of Common Stock (after giving effect to a 1-for-5.263 reverse stock split in connection with the IPO). The number of shares of Common Stock acquired by the Reporting Persons upon such conversion was:

Deerfield Private Design Fund III	1,988,517
Deerfield Healthcare Innovations Fund	1,988,518

In addition, in connection with the IPO, each of Deerfield Private Design Fund III and Deerfield Partners acquired 625,000 shares of Common Stock for $16.00 per share. The aggregate purchase price paid by Deerfield Private Design Fund III and Deerfield Partners for such shares was $10,000,000.00 and $10,000,000.00, respectively. Deerfield Private Design Fund III and Deerfield Partners utilized their respective working capital to purchase the shares of Common Stock reported herein.

Shares of Common Stock beneficially owned by the Reporting Persons are or may be held from time to time by the applicable Fund in margin accounts established with their respective brokers or banks, and a portion of the purchase price for the Common Stock may have been obtained through margin borrowing. Common Stock positions held in margin accounts may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons have acquired the shares reported herein for investment purposes. Cameron Wheeler, Ph.D., an employee of Deerfield Management, was appointed to serve on the Company’s board of directors prior to the IPO and continues to serve in such capacity.

Depending on various factors and subject to the obligations described herein, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock or other financial instruments related to the Company or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

On July 28, 2017, prior to the IPO Deerfield Private Design Fund III, Deerfield Healthcare Innovations Fund, the Company and other investors entered into an Amended and Restated Investors’ Rights Agreement of the Company (the “Investor Rights Agreement”), the terms of which are described in Item 6 below.

CUSIP No. 438083107	Page 13 of 18 Pages

Item 5. Interest in Securities of the Issuer.

(a)

(1)       Deerfield Mgmt III

Number of shares: 2,613,517 (comprised of shares held by Deerfield Private Design Fund III)

Percentage of shares: 6.98%

(2)        Deerfield Private Design Fund III

Number of shares: 2,613,517

Percentage of shares: 6.98%

(3)        Deerfield Mgmt

Number of shares: 625,000 (comprised of shares held by Deerfield Partners)

Percentage of shares: 1.67%

(4)       Deerfield Partners

Number of shares: 625,000

Percentage of shares: 1.67%

(5)       Deerfield Healthcare Innovations Fund

Number of shares: 1,988,518

Percentage of shares: 5.31%

(6)       Deerfield Mgmt HIF

Number of shares: 1,988,518 (comprised of shares held by Deerfield Healthcare Innovations Fund)

Percentage of shares: 5.31%

(7)       Deerfield Management

Number of shares: 5,227,035 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Partners and Deerfield Healthcare Innovations Fund)

Percentage of shares: 13.96%

(8)       Flynn

Number of shares: 5,227,035 (comprised of shares held by Deerfield Private Design Fund III, Deerfield Partners and Deerfield Healthcare Innovations Fund)

Percentage of shares: 13.96%

CUSIP No. 438083107	Page 14 of 18 Pages

(b)

(1)        Deerfield Mgmt III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,613,517

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,613,517

(2)       Deerfield Private Design Fund III

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 2,613,517

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 2,613,517

(3)        Deerfield Mgmt

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 625,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 625,000

(4)       Deerfield Partners

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 625,000

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 625,000

(5)       Deerfield Healthcare Innovations Fund

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,988,518

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,988,518

(6)       Deerfield Mgmt HIF

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 1,988,518

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 1,988,518

CUSIP No. 438083107	Page 15 of 18 Pages

(7)       Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,227,035

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 5,227,035

(8)        Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 5,227,035

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 5,227,035

Flynn is the managing member of the general partner of each of Deerfield Mgmt, Deerfield Mgmt III, Deerfield Mgmt HIF and Deerfield Management.   Deerfield Mgmt III is the general partner of Deerfield Private Design Fund IIII, Deerfield Mgmt is the general partner of Deerfield Partners, Deerfield Mgmt HIF is the general partner of Deerfield Healthcare Innovations Fund and Deerfield Management is the investment manager of the Funds.

(c) Except as set forth in Items 3, 4 and 6 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the terms of the Investors’ Rights Agreement, Deerfield Healthcare Innovations Fund and Deerfield Private Design Fund III (together with certain other investors party thereto) are entitled to rights with respect to the registration of their Common Stock under the Securities Act of 1933, as amended. In addition, Cameron Wheeler, Ph.D., an employee of Deerfield Management, was designated by Deerfield Healthcare Innovations Fund and Deerfield Private Design Fund III to serve on the Company’s board of directors. Although Deerfield Private Design Fund III and Deerfield Healthcare Innovation Fund’s right to designate directors to the board of directors of the Company terminated upon consummation of the Company’s initial public offering, Dr. Wheeler continues to serve on the Company’s board of directors.

As an employee of Deerfield Management, all grants received by Dr. Wheeler as a director of the Company are for the benefit of Deerfield Management. In this regard, on March 28, 2017, Dr. Wheeler received stock options for the purchase of an aggregate of 31,160 shares of Common Stock, which grants are held for the benefit and at the direction, of Deerfield Management.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Amended and Restated Investor Rights Agreement, dated as of July 28, 2017, by and among Homology Medicines, Inc. and the investors named therein (incorporated by reference to Exhibit 4.1 to the Company’s Form S-1/A filed with the Securities and Exchange Commission on March 23, 2018).

CUSIP No. 438083107	Page 16 of 18 Pages

Exhibit 99.1	Joint Filing Agreement dated as of April 6, 2018 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.

CUSIP No. 438083107	Page 17 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2018

DEERFIELD MGMT III, L.P.

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD MGMT HIF, L.P.

By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD HEALTHCARE INNOVATIONS FUND, L.P.

By: Deerfield Mgmt HIF, L.P., General Partner

By: J.E. Flynn Capital HIF, LLC, General Partner

By: /s/ Jonathan Isler

       Jonathan Isler, Attorney-In-Fact

DEERFIELD PARTNERS, L.P.

By: Deerfield Mgmt, L.P., General Partner

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

CUSIP No. 438083107	Page 18 of 18 Pages

DEERFIELD MGMT, L.P.

By: J.E. Flynn Capital, LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler

Name: Jonathan Isler

Title:   Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler

Jonathan Isler, Attorney-in-Fact

CUSIP No. 438083107

Schedule A

General Partner of Deerfield Mgmt, L.P.

The general partner of Deerfield Mgmt is J.E. Flynn Capital, LLC. The address of the principal business and/or principal office of Deerfield Mgmt and J.E. Flynn Capital, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Partners, L.P.

The general partner of Deerfield Partners is Deerfield Mgmt. The address of the principal business and/or principal office of Deerfield Mgmt and Deerfield Partners is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt III, L.P.

The general partner of Deerfield Mgmt III is J.E. Flynn Capital III, LLC. The address of the principal business and/or principal office of Deerfield Mgmt III and J.E. Flynn Capital III, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund III, L.P.

The general partner of Deerfield Private Design Fund III is Deerfield Mgmt III. The address of the principal business and/or principal office of Deerfield Mgmt III and Deerfield Private Design Fund III is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Healthcare Innovations Fund, L.P.

The general partner of Deerfield Healthcare Innovations Fund is Deerfield Mgmt HIF, L.P. The address of the principal business and/or principal office of Deerfield Healthcare Innovations Fund and Deerfield Mgmt HIF, L.P is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Mgmt HIF, L.P.

The general partner of Deerfield Mgmt HIF is J.E. Flynn Capital HIF, LLC. The address of the principal business and/or principal office of Deerfield Mgmt HIF, L.P. and J.E. Flynn Capital HIF, LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC. The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

CUSIP No. 438083107

Exhibit Index

Exhibit Number	Description

Exhibit 1	Amended and Restated Investor Rights Agreement, dated July 28, 2017, by and among Homology Medicines, Inc. and the investors named therein (incorporated by reference to Exhibit 4.1 to the Company’s Form S-1/A filed with the Securities and Exchange Commission on March 23, 2018).

Exhibit 99.1	Joint Filing Agreement dated as of April 6, 2018 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney previously filed as Exhibit 24 to a Form 3 with regard to Proteon Therapeutics, Inc. filed with the Securities and Exchange Commission on August 4, 2017 by Deerfield Special Situations Fund, L.P., Deerfield Partners, L.P., Deerfield International Master Fund, L.P., Deerfield Private Design Fund III, L.P., Deerfield Private Design Fund IV, L.P., Deerfield Mgmt, L.P., Deerfield Mgmt III, L.P., Deerfield Mgmt IV, L.P., Deerfield Management Company, L.P., and James E. Flynn.

* Filed herewith.